Exhibit 99.3

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our annual audited consolidated financial statements as of and for the year ended December 31, 2021 (included in our Annual Report of Foreign Private Issuer on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission, or SEC, on March 23, 2022) and the unaudited condensed consolidated interim financial statements and related notes included in Exhibit 99.2 to this Form 6-K. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. See “—Cautionary Note Regarding Forward Looking Statements.” Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors. Our audited financial statements as of and for the year ended December 31, 2021 have been prepared in accordance with U.S. GAAP, and our unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2022, or the period, included in Exhibit 99.2 to this Form 6-K have been prepared in accordance with U.S. GAAP, “Interim Reporting,” or ASC 270. Unless stated otherwise, comparisons included herein are made to the three month and nine month period ended on September 30, 2021, or the parallel period. Unless the context requires otherwise, references in this Report on Form 6-K to the “Company”, “VBL,” “we,” “us,” and “our” refer to Vascular Biogenics Ltd. and its consolidated subsidiary.

Overview

We are a biopharmaceutical company developing targeted therapies for immune-inflammatory diseases. Our lead immunology product candidate, VB-601, is a targeted antibody for immune-inflammatory applications that has shown disease-modifying activity across multiple preclinical models including multiple sclerosis, rheumatoid arthritis and inflammatory bowel disease. VB-601 was developed using our monocyte targeting technology, or MTT, and is designed to specifically inhibit monocyte migration.

We submitted an application to the Israel Ministry of Health and institutional review board in October 2022 for a first-in-human Phase 1 trial evaluating VB-601 and expect to initiate this trial in the first quarter of 2023, subject to the progress and outcome of our corporate strategic process.

Recent Developments

On July 19, 2022, we announced top-line results from our Phase 3 OVAL clinical trial. The trial did not meet the primary endpoints of achieving a statistically significant improvement in progression-free survival, or PFS, or overall survival, or OS, and we discontinued the trial. We have conducted a strategic review of the ofra-vec program and have ceased further development of ofra-vec in all indications.

On August 2, 2022, we announced an organizational streamlining designed to reduce operating expenses and preserve capital. As a result, to date, have we reduced our workforce by approximately 48% of our full-time employees. As part of the organizational streamlining, Dr. Ron Cohen, Dr. Bennett Shapiro and Ms. Alison Finger resigned from our board of directors, effective August 1, 2022, reducing the number of members of our board of directors from nine to six.

In August 2022, we announced that we are exploring strategic alternatives to enhance shareholder value and engaged Chardan Capital Markets, LLC, or Chardan, as our exclusive financial advisor to assist in this process. No timetable has been established for the completion of this process, and we do not expect to disclose developments unless and until our board of directors has concluded that disclosure is appropriate or required. If we pursue any such strategic transaction, it could impact our projected cash runway.

On August 31, 2022, we received a deficiency letter from the Listing Qualifications Department of the Nasdaq Stock Market LLC, or Nasdaq, notifying us that our listed securities did not maintain the minimum bid price requirement of $1.00 per ordinary share for continued listing on The Nasdaq Global Market for a period of 30 consecutive business days as required under Nasdaq Listing Rule 5450(a)(1). The Nasdaq deficiency letter does not result in the immediate delisting of our ordinary shares, and our ordinary shares will continue to trade uninterrupted under the symbol “VBLT.” Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), we have a compliance period of 180 calendar days, or until February 27, 2023 , to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the compliance period, our ordinary shares have a closing bid price of at least $1.00 for 10 consecutive business days, Nasdaq will provide us a written confirmation of compliance and the matter will be closed. In the event we do not regain compliance by February 27, 2023, we may be eligible for an additional 180 day period to regain compliance or may face delisting. Further, under Nasdaq Listing Rules 5810(c)(1) and 5810(c)(3)(A)(iii), if our trading price falls below $0.10 for ten consecutive trading days, we will receive a Staff Delisting Determination providing for automatic suspension and delisting. We can appeal in writing to be granted an exception to remain listed for up to an additional 180 day period to regain compliance if the Hearings Panel believes we will be able to regain compliance with the $1.00 minimum bid price requirement within that timeframe. We intend to monitor the closing bid price of our ordinary shares and may, if appropriate, consider available options to regain compliance with the minimum bid price requirement. If we do not regain compliance with the bid price requirement by the end of the second compliance period, or if our trading price falls below $0.10 for ten consecutive trading days, our stock will be subject to delisting.

Financial Overview

Revenues and Cost of Revenues

Since inception, we have generated cumulative revenues of approximately $17.4 million primarily from an exclusive license agreement with Nanocarrier for the development, commercialization, and supply of ofra-vec in Japan for all indications. In light of the determination to discontinue development of ofra-vec in all indications, this license agreement has been terminated and we do not expect to generate additional revenues from the achievement of new milestones or royalties under this agreement. The generated revenues comprise upfront and milestone payments. The cost of revenues associated with these revenues was approximately $1.6 million.

We do not expect to receive any revenue from VB-601 or any product candidates that we develop unless and until we obtain regulatory approval and commercialize our products, meet regulatory milestones in relation to our existing collaborative agreements, or enter into new collaborative agreements with third parties.

Research and Development Expenses

Research and development expenses consist of costs incurred for the development of our platform technologies and product candidates. Those expenses include:

●	employee-related expenses, including salaries and share-based compensation expenses for employees in research and development functions;

●	expenses incurred in operating our laboratories and manufacturing facility;

●	expenses incurred under agreements with clinical research organizations and investigative sites that conduct our clinical trials;

●	expenses relating to outsourced and contracted services, such as external laboratories, consulting and advisory services;

●	supply, development and manufacturing costs relating to clinical trial materials;

●	maintenance of facilities, depreciation and other expenses, which include direct and allocated expenses for rent and insurance; and

●	costs associated with preclinical and clinical activities.

Research and development activities are the primary focus of our business. Our research and development expenses are likely to decrease significantly with the termination of the OVAL study and ofra-vec program, partially offset by an increase of research and development expenses as we move our VB-601 product candidate into clinical development.

Research and development expenses are recognized as incurred. An intangible asset arising from the development of our product candidates is recognized if certain capitalization conditions are met. As of September 30, 2022, we did not have any capitalized development costs.

We have received grants for the Ofra-vec program and another historical program from the Israeli Office of Chief Scientist, or OCS, which has later transformed to the Israeli Innovation Authority, or IIA, under the Israel Encouragement of Research and Development in Industry, or the Research Law, as part of the research and development programs. The requirements and restrictions for such grants are found in the Research Law. These grants are subject to repayment through future royalty payments on any products resulting from these research and development programs that received grant funding. The total gross amount of grants actually received by us from the IIA, including accrued interest as of September 30, 2022, totaled $38.3 million.

Information on our liabilities and the restrictions that we are subject to under the Research Law in connection with the IIA grants that we have received is detailed in the 2021 Annual Report.

Under applicable accounting rules, grants from the IIA have been accounted for as an off-set against the related research and development expenses in our financial statements. As a result, our research and development expenses are shown on our financial statements net of the IIA grants.

In August 2022, we received $1.1 million as part of the grant from the European Innovation Council, or EIC, for development of ofra-vec. We may be entitled to an additional $1.4 million in grant funds for project activities conducted prior to the termination of the ofra-vec project; however, there can be no assurance that we will receive these funds.

General and Administrative Expenses

General and administrative expenses consist principally of salaries and related costs for personnel in executive and finance functions such as salaries, benefits and share-based compensation. Other general and administrative expenses include facility costs not otherwise included in research and development expenses, communication expenses, and professional fees for legal services, patents and portfolio maintenance, consulting, commercialization, auditing and accounting services.

Financial Expenses (Income), Net

Financial income is comprised of interest income generated from interest earned on our cash, cash equivalents and short-term bank deposits and gains and losses due to fluctuations in foreign currency exchange rates, mainly in the appreciation and depreciation of the NIS exchange rate against the U.S. dollar.

Financial expenses primarily consist of calculated interest expenses from our lease liabilities and gains and losses due to fluctuations in foreign currency exchange rates.

Taxes on Income

We have not generated taxable income since our inception and had carry forward tax losses as of December 31, 2021 of $222.0 million. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

We recognize full valuation allowance because we do not expect taxable income.

Results of Operations

Comparison of the three and nine-month periods ended September 30, 2022 and 2021 (in thousands):

	Three Months Ended		Increase	Nine Months Ended		Increase
	September 30,		(decrease)	September 30,		(decrease)
	2022	2021		$2022	2021	$
	(in thousands)			(in thousands)
	(unaudited)			(unaudited)

Revenues	$481	$199	$282	$658	$572	$86
Cost of revenues	(63)	(91)	28	(152)	(270)	118
Gross profit	418	108	310	506	302	204
Expenses:
Research and development, gross	7,094	5,127	1,967	21,289	16,667	4,622
Government grants	(1,147)	(131)	(1,016)	(1,161)	(260)	(901)

Research and development, net	5,947	4,996	951	20,128	16,407	3,721
General and administrative	3,746	1,625	2,121	9,831	4,779	5,052

Operating loss	9,275	6,513	2,762	29,453	20,884	8,569
Financial expense (income), net	(105)	(11)	(94)	(421)	(71)	(350)
Loss	$9,170	$6,502	$2,668	$29,032	$20,813	$8,219

Revenues

Comparison of three-month periods ending September 30, 2022 and 2021

Revenues for the three months ended September 30, 2022 were $0.5 million, compared to $0.2 million for the parallel period in 2021. Revenues were higher in 2022 compared to the parallel period due to the termination of the Nanocarrier license agreement, resulting in recognition of the remaining deferred revenue.

Cost of revenues was $0.1 million for each of the three months ended September 31, 2022 and 2021. Cost of revenues is attributed to the labor costs and other expenses related to the performance obligations that were delivered during the period.

Comparison of nine-month periods ending September 30, 2022 and 2021

Revenues for the nine months ended September 30, 2022 were $0.7 million, compared to $0.6 million for the parallel period in 2021.

Cost of revenues for the nine months ended September 30, 2022 was $0.2 million compared to $0.3 million for the parallel period. Cost of revenues is attributed to the labor costs and other expenses related to the performance obligations that were delivered during the period.

Research and development expenses, net

Comparison of three-month periods ending September 30, 2022 and 2021

Research and development expenses are shown net of government grants. Research and development expenses, net, for the three months ended September 30, 2022 were approximately $5.9 million, compared to approximately $5.0 million in the parallel period, an increase of approximately $1.0 million. The increase in research and development expenses, net, in the three-month period was mainly related to increase in development activity for VB-601 as well as an increase in labor severance costs due to our August 2022 reduction in workforce, offset by an increase in funding by the EIC accelerator.

Comparison of nine-month periods ending September 30, 2022 and 2021

Research and development expenses are shown net of government grants. Research and development expenses, net, for the nine months ended September 30, 2022 were approximately $20.1 million, compared to approximately $16.4 million in the parallel period, an increase of approximately $3.7 million. The increase in research and development expenses, net, was mainly related to increase in labor severance costs due to our August 2022 reduction in workforce, increases related to the Phase 3 OVAL trial and other development activities for ofra-vec prior to ceasing development, as well as an increase in development activity for VB-601, offset by an increase in funding by the EIC accelerator.

General and administrative expenses

Comparison of three-month periods ending September 30, 2022 and 2021

General and administrative expenses for the three months ended September 30, 2022 were $3.7 million, compared to $1.6 million for the parallel period, an increase of $2.1 million. This increase is mainly attributed to share-based compensation expense and U.S. operational and professional costs incurred in the present period compared to the parallel period as we established our U.S. subsidiary in September 2021, in addition to increase in labor severance obligations for terminated employees due to the August 2022 reduction in workforce.

Comparison of nine-month periods ending September 30, 2022 and 2021

General and administrative expenses for the nine months ended September 30, 2022 were $9.8 million, compared to $4.8 million for the parallel period, an increase of $5.1 million. This increase is mainly attributed to share-based compensation expense, legal and U.S. operational and professional costs incurred in the present period compared to the parallel period as we established our U.S. subsidiary in September 2021, in addition to an increase in labor severance obligations for terminated employees and legal costs due to the August 2022 reduction in workforce.

Financial expenses (income), net

Comparison of three-month periods ending September 30, 2022 and 2021

Financial income, net, was approximately $0.1 million for the three months ended September 30, 2022 compared to $0.01 million of expense for the parallel period. The increase was primarily attributable to favorable exchange rates and higher interest on bank deposits.

Comparison of nine-month periods ending September 30, 2022 and 2021

Financial income, net, was approximately $0.4 million for the nine months ended September 30, 2022 compared to $0.01 million for the parallel period. The increase was primarily attributable to favorable exchange rates and higher interest on bank deposits.

Liquidity, Capital Resources, and Financial Condition

Since our inception and through September 30, 2022, we have raised an aggregate of $327.0 million to fund our operations, including $29.4 million from IIA grants and $1.1 million from the EIC. Our primary uses of cash have been to fund working capital requirements and research and development, and we expect these will continue to represent our primary uses of cash. We intend to use our cash resources, together with the proceeds from our previous offerings, to advance development programs, including into the clinic, working capital, and other general corporate purposes.

We expect to continue to incur significant operating losses for the foreseeable future and may never become profitable. Our losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of our clinical trials, the receipt of payments under any future collaborations we may enter into, and our expenditures on other research and development activities.

In December 2021, we announced that we were selected for €17.5 million of blended funding by the EIC accelerator. The funding is comprised of a €2.5 million grant and an additional €15 million direct equity investment by the EIC. As of September 30, 2022, we received approximately $1.1 million of the grant funding from the EIC. We may be entitled to an additional $1.4 million in grant funds for project activities conducted prior to the termination of the ofra-vec project, however, there can be no assurance that we will receive these funds. We do not expect to receive any funds from a direct investment by the EIC.

On February 11, 2022, we terminated our at-the-market facility with Oppenheimer & Co. Inc. and entered into an at-the-market facility with Jefferies LLC, or Jefferies, pursuant to an Open Market Sale AgreementSM with Jefferies, or the Jefferies ATM, providing for the offer and sale from time to time of our ordinary shares having an aggregate offering price of up to $50.0 million. We have not yet sold any ordinary shares under the Jefferies ATM.

On September 30, 2022, we had cash, cash equivalents, short-term bank deposits and restricted bank deposits totaling $27.7 million and working capital of $17.8 million. In August 2022, we announced an organizational streamlining designed to reduce operating expenses and preserve capital. As a result, to date, we have reduced our workforce by approximately 48%. We also announced that we are exploring strategic alternatives to enhance shareholder value and engaged Chardan as our exclusive financial advisor to assist in this process. The reduction in workforce, most of which was completed in August 2022, is expected to reduce operating expenses and extend our cash runway and we expect that our cash and cash equivalents and short-term bank deposits will be sufficient to fund our current operating plans for at least the next 12 months. We have based this expectation on assumptions that may prove to be incorrect, and we may use our available capital resources sooner than we currently expect. For example, if we pursue any strategic transaction as a result of the review we are currently undertaking, it could impact this estimate. We are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the development of VB-601 and any other product candidates.

Our future capital requirements will depend on many factors, including:

●	our assumptions regarding our workforce reduction and ability to realize the anticipated benefits therefrom;

●	the results of our evaluation of strategic alternatives, including any transactions we may pursue;

●	the costs, timing and outcome of regulatory review of product candidates we may pursue;

●	the costs of future development activities for candidates we may pursue;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

●	the extent to which we acquire or in-license other products and technologies; and

●	our ability to establish any future collaboration arrangements on favorable terms, if at all.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. In any event, we will require additional capital to obtain regulatory approval for VB-601 and any other product candidates. We do not currently have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our shareholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of our ordinary shares. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring additional debt, making capital expenditures, declaring dividends, or entering into a strategic partnership. If we raise additional funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or through strategic alliances when needed, we may be required to delay, limit, reduce or terminate our product development efforts or grant rights to develop and market our product candidates that we would otherwise prefer to develop and market ourselves. Failure to obtain additional financing will have a material, adverse impact on our business operations. There can be no assurance that we will be able to obtain the needed financing to achieve our goals on acceptable terms or at all.

Cash Flows

The following table sets forth the primary sources and uses of cash for each of the periods set forth below:

	Nine Months Ended September 30,
	2022	2021
	(in thousands)
	(unaudited)
Cash used in operating activities	$(24,873)	$(18,349)
Cash provided by (used in) investing activities	21,298	(8,966)
Cash provided by financing activities	22	39,299
	$(3,553)	$11,984

Operating Activities

Net cash used in operating activities was approximately $24.9 million for the nine months ended September 30, 2022 and was primarily the result of our $29.0 million net loss, partially offset by a net decrease in working capital of $1.1 million and an aggregate of $3.0 million in non-cash charges.

Net cash used in operating activities for the parallel period was $18.3 million and was primarily the result of our $20.8 million net loss, partially offset by a $0.2 million net increase in working capital and an aggregate of $2.2 million in non-cash charges.

Investing Activities

Net cash provided by investing activities was approximately $21.3 million for the nine months ended September 30, 2022, and was primarily due to maturation of short-term bank deposits of $25.1 million, offset by investment in short-term bank deposits of $3.0 million and the purchase of fixed assets of $0.8 million.

Net cash used in investing activities in the parallel period was $9.0 million. This was primarily due to the maturation of $17.1 million in short-term bank deposits, offset by $25.1 million of investments in short-term bank deposits and the purchase of $0.9 million in fixed assets.

Financing Activities

Net cash provided by financing activities was $0.02 million for the nine months ended September 30, 2022.

Net cash provided by financing activities in the parallel period primarily reflects the proceeds from the April 2021 underwritten public offering of ordinary shares and pre-funded warrants, as well as the sales of shares pursuant to our January 2021 purchase agreement and pursuant to our then applicable “at-the-market” offering program.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of foreign currency exchange rates. Approximately 38% of our expenses in the nine months ended September 30, 2022 were denominated in New Israeli Shekels, or NIS. Changes of 5% in the US$/NIS exchange rate will increase or decrease the operating expenses by up to 2%.

Foreign Currency Exchange Risk

Fluctuations in exchange rates, especially the NIS against the U.S. dollar, may affect our results, as some of our assets are linked to NIS, as are some of our liabilities. In addition, the fluctuation in the NIS exchange rate against the U.S. dollar may impact our results, as a portion of our operating cost is NIS denominated.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations in the last two fiscal years. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through hedging transactions. Our inability or failure to do so could harm our business, financial condition and results of operations.

Cautionary Note Regarding Forward-Looking Statements

This report on Form 6-K contains forward-looking statements that relate to future events or our future financial performance, which express the current beliefs and expectations of our management. Such statements involve a number of known and unknown risks, uncertainties and other factors that could cause our actual future results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements include all statements that are not historical facts and can be identified by words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “would,” “could,” and similar expressions or phrases. We have based these forward-looking statements largely on our management’s current expectations and future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Forward-looking statements include, but are not limited to, direct or implied statements about:

●	implementation of our organizational streamlining and workforce reduction and anticipated savings therefrom;

●	our cash runway;

●	exploration of strategic transactions to maximize shareholder value;
●	receipt of additional grant funding from the EIC;

●	discontinuation of the OVAL trial and ofra-vec program in all indications;

●	the initiation, timing, progress and results of our preclinical and clinical trials, including the first-in-human Phase 1 trial for VB-601 and our research and development programs;
●	our expectations about the availability and timing of data from our clinical trials;

●	our ability to advance product candidates into, and successfully complete, clinical trials;

●	our plans for pipeline expansion and future clinical trials;

●	our ability to manufacture our product candidates in sufficient quantities for clinical trials and, if appropriate, commercialization;

●	the timing or likelihood of regulatory filings and approvals, including data required to file for regulatory approval;

●	the commercialization of our product candidates, if approved;

●	potential advantages of our product candidates;

●	the pricing and reimbursement of our product candidates, if approved;

●	our ability to develop and commercialize additional product candidates based on our platform technology;

●	our business strategy;

●	the implementation of our business model, strategic plans for our business, product candidates and technology;

●	the scope and duration of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;

●	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

●	our ability to establish and maintain collaborations and the benefits of such collaborations;

●	our ability to maintain our level of grant funding or obtain additional grant funding;

●	developments relating to our competitors and our industry;

●	our anticipated loss of foreign private issuer status, and

●	other risks and uncertainties, including those listed in “Item 3. Key Information-D. Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2021.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, without limitation:

●	We have been highly dependent on the success of ofra-vec in oncology applications, and the Phase 3 OVAL clinical trial has been discontinued after not meeting statistical significance in PFS or OS and we have ceased further development of ofra-vec in all indications. Such failure and discontinued internal development of ofra-vec has resulted in, and may result in future, workplace reduction measures, decrease anticipated near-term revenues and profitability, and may cause reputational harm.
●	We are not in compliance with Nasdaq’s minimum bid price requirement and if we fail to regain compliance with Nasdaq’s continued listing requirements , our ordinary shares could be delisted, which could adversely affect the liquidity of our ordinary shares and our ability to raise additional capital or enter into strategic transactions.
●	We have undergone a workforce reduction to reduce operating expenses and extend our cash runway, but such efforts may not yield the anticipated benefits, which could have a material effect on our operations.
●

We are exploring strategic alternatives to enhance shareholder value. We may not be successful in identifying any such transactions or if identified, we may not successfully consummate such transaction or it may not deliver the value to our shareholders that we anticipate.

●	We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.
●	We have never generated any revenue from product sales and may never be profitable.
●	We may need to raise additional funding, which may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.
●	We have received and may continue to receive Israeli or other governmental grants to assist in the funding of our research and development activities. If we lose our funding from these research and development grants, we may encounter difficulties in the funding of future research and development projects and implementing technological improvements, which would harm our operating results.
●	We may not receive the full €2.5 million grant from the Horizon Europe EIC Accelerator Program, which funding is subject to a lengthy process, including finalization of agreements, prior to receipt, which we may not successfully achieve, particularly in light of our decision to terminate the ofra-vec program.
●	We are highly dependent on our technology in general, and we cannot be certain that any will receive regulatory approval or be commercialized. Any failure to successfully develop, obtain regulatory approval for and commercialize any product candidates, independently or in cooperation with a third party collaborator, or the experience of significant delays in doing so, would compromise our ability to generate revenue and become profitable.
●	Our product candidates are based on novel technology, which makes it difficult to predict the time and cost of product candidate development and potential regulatory approval.
●	We may find it difficult to enroll patients in our clinical trials, and patients could discontinue their participation in our clinical trials, which could delay or prevent clinical trials of our product candidates.
●	We may encounter substantial delays in our clinical trials or we may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.
●	The results from our clinical trials have not historically been, and in the future may not be, sufficiently robust to support the submission for marketing approval for our product candidates. Before we submit our product candidates for marketing approval, the U.S. Food and Drug Administration and the European Medicines Agency may require us to conduct additional clinical trials, or evaluate subjects for an additional follow-up period.
●	Legislative and regulatory activity may exert downward pressure on potential pricing and reimbursement for any of our product candidates, if approved, that could materially affect the opportunity to commercialize.
●	We expect to rely on third parties to conduct some or all aspects of our product manufacturing, protocol development, research and preclinical and clinical testing, and these third parties may not perform satisfactorily.
●	We intend to at least partially rely on third-party manufacturers to produce commercial quantities of any of our product candidates that receives regulatory approval, but we have not entered into binding agreements with any such manufacturers to support commercialization. Additionally, these manufacturers do not have experience producing our product candidates at commercial levels and may not pass regulatory inspections or achieve the necessary regulatory approvals or produce our product candidates at the quality, quantities, locations and timing needed to support commercialization.
●	Our future success depends on our ability to retain key employees, consultants, and advisors and to attract, retain and motivate qualified personnel.
●	Pandemics, such as the ongoing COVID-19 pandemic, could have an adverse impact on our developmental programs and our financial condition.
●	The market price of our ordinary shares may be highly volatile, and you may not be able to resell your shares at the purchase price.
●	We are currently a “foreign private issuer” and intend to follow certain home country corporate governance practices, and our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements. Additionally, we cannot be certain if the reduced disclosure requirements applicable to our status as a foreign private issuer, will make our ordinary shares less attractive to investors.
●	We expect to lose our foreign private issuer status as of December 31, 2022, which will require us to comply with the Exchange Act’s domestic reporting regime beginning in 2023 and cause us to incur significant legal, accounting and other expenses, even if we are able to qualify as a “smaller reporting company.”

Additional discussion of the risks, uncertainties and other factors described above, as well as other risks and uncertainties material to our business, can be found under “Item 3. Key Information-D. Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2021, and we encourage you to refer to that additional discussion. You should not place undue reliance on these forward-looking statements, which represent our plans, objectives, estimates, expectations and intentions only as of the date of this filing. Our actual future results and the timing of events may be materially different from what we expect, and we cannot otherwise guarantee that any forward-looking statement will be realized. We hereby qualify all of our forward-looking statements by these cautionary statements. We undertake no obligation, and specifically decline any obligation, to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.